Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

For the six month period ended
June 30, 2010
Including Interest on Deposits

Earnings (Losses):
Pre-tax loss from continuing operations	$(229,798)
Plus:
Fixed Charges (excluding capitalized interest)	127,606

Total Earnings (Losses)	$(102,192)

Fixed Charges:
Interest expensed and capitalized	$126,392
Amortized premiums, discounts, and capitalized expenses related to indebtedness	87
An estimate of the interest component within rental expense	1,127

Total Fixed Charges before preferred dividends	127,606

Preferred dividends	4,279
Ratio of pre tax loss to net loss	0.97

Preferred dividend factor	4,151

Total fixed charges and preferred stock dividends	$131,757

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits

Earnings (Losses):
Pre-tax loss from continuing operations	$(229,798)
Plus:
Fixed Charges (excluding capitalized interest)	73,319

Total Earnings (Losses)	$(156,479)

Fixed Charges:
Interest expensed and capitalized	$72,105
Amortized premiums, discounts, and capitalized expenses related to indebtedness	87
An estimate of the interest component within rental expense	1,127

Total Fixed Charges before preferred dividends	73,319

Preferred dividends	4,279
Ratio of pre tax loss to net loss	0.97

Preferred dividend factor	4,151

Total fixed charges and preferred stock dividends	$77,471

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

(A)	Due to the Company’s pre-tax loss for the six month period ended June 30, 2010 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $233.9 million to achieve a ratio of 1:1 during the first half of 2010.